AB 3/17

11017459

SECURI... ...SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WRSequence, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Calhoun Street, Suite 330
(No. and Street)

Charleston (City) SC (State) 29401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Glaser Duncan CPAs
(Name – *if individual, state last, first, middle name*)

1040 Anna Knapp Blvd. (Address) Mt. Pleasant (City) SC (State) 29464 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/17

OATH OR AFFIRMATION

I, Kevin J. High, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WR Sequence, LLC, as of February 25, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William C. Lynch
My commission expires
2/23/2019

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WRSEQUENCE, LLC
CHARLESTON, SOUTH CAROLINA

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

GlaserDuncan
CERTIFIED PUBLIC ACCOUNTANTS

WRSequence, LLC
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

Table of Contents

GlaserDuncan
CERTIFIED PUBLIC ACCOUNTANTS

Erik M. Glaser, CPA

Chris M. Duncan, CPA

American Institute of CPAs | Public Company Accounting Oversight Board | SC Association of CPAs

Report of Independent Registered Public Accounting Firm

To the Member
WRSequence, LLC
Charleston, South Carolina

We have audited the accompanying statement of financial condition of WRSequence, LLC (a South Carolina Limited Liability Company) as of December 31, 2010, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WRSequence, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GlaserDuncan, CPAs

GlaserDuncan, CPAs

1040 Anna Knapp Boulevard, Mount Pleasant, SC 29464 | P843.849.0655 | F843.849.0612 | www.glaserduncan.com

WRSEQUENCE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	88,626
Accounts receivable		123,590
Property and equipment, net of accumulated depreciation of $33,333		4,387
Total Assets	$	216,603

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	907
Accrued payroll		17,452
Accrued expenses		5,285
Total Liabilities		23,644
Member's Equity		192,959
Total Liabilities and Member's Equity	$	216,603

See accompanying notes to financial statements.

WRSEQUENCE, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

Operating Revenue	$	777,116
General and Administrative Expenses		696,881
Income from operations		80,235
Other Income		
Interest income		173
Total other income		173
Net Income	$	80,408

See accompanying notes to financial statements.

WRSEQUENCE, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

Member's Equity, Beginning of Year	$	57,551
Contributions from Member		55,000
Net Income		80,408
Member's Equity, End of Year	$	192,959

See accompanying notes to financial statements.

WRSEQUENCE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash Flows from Operating Activites		
Cash received from customers	$	636,062
Cash paid to suppliers and employees		(671,090)
Interest received		173
Net cash used for operating activities		(34,855)
Cash Flows from Investing Activities		
Purchase of property and equipment		(1,460)
Net cash used for operating activities		(1,460)
Cash Flows from Financing Activities		
Member contributions received		55,000
Net cash provided by financing activities		55,000
Net Increase in Cash and Cash Equivalents		18,685
Cash and Cash Equivalents, Beginning of Year		69,941
Cash and Cash Equivalents, End of Year	$	88,626

See accompanying notes to financial statements.

WRSEQUENCE, LLC
STATEMENT OF CASH FLOWS - CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 2010

Reconciliation of Net Loss to Net Cash Used for Operating Activities		
Net Income	$	80,408
Adjustments to Reconcile Net Loss to Net Cash Used for Operating Activites:		
Depreciation		2,145
Change in current operating assets and liabilities		
Increase in:		
Accounts receivable		(123,443)
(Decrease) Increase in:		
Accounts payable		(9,006)
Accrued payroll		15,695
Accrued expenses		(654)
Total adjustments		(115,263)
Net Cash Used for Operating Activities	$	(34,855)

See accompanying notes to financial statements.

WRSEQUENCE, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of WRSequence, LLC (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Organization and Nature of Business
WRSequence, LLC is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a South Carolina Limited Liability Company and wholly owned subsidiary of WRSequence Holdings, LLC. In February 2010, WRSequence, LLC legally changed its name from Sequence Investments Partners, LLC to its current form.

During 2010 the Company operated a limited investment banking business consisting of advisory work and private placements to accredited investors. Beginning January 2, 2011 the Company no longer operates in private placement activity. The Company does not hold funds or securities for, or owe money or securities to customers.

Limited Liability Company
The single member of WRSequence, LLC has limited liability.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Significant estimates include collectability of accounts receivable, and depreciable lives and depreciation methods for fixed assets. It is at least reasonably possible that the estimate of the effect on the financial statements of a condition, situation, or set of circumstances that existed at the date of the financial statements will change in the near term due to one or more future confirming events.

Cash and Cash Equivalents
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits and may, at times, be in excess of those limits.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight line method over estimated useful lives of related assets. Depreciation expense for the year ended December 31, 2010 was $2,145.

Advertising
The Company expenses advertising costs as they are incurred. Advertising expenses totaled $3,865 for the year ended December 31, 2010.

Financial Instruments
The Company's financial instruments are cash and cash equivalents, accounts receivable, accounts payable, and various other accruals. The recorded values of these financial instruments approximate their fair values based on their short-term nature. See expanded disclosures of Fair Value of Financial Instruments in note 6.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes

The Company was established as a single member Limited Liability Company (LLC), which is disregarded as an entity separate from its owner for federal and state income tax purposes. In lieu of corporate income taxes, the members of an LLC are taxed on their proportionate share of the Company's taxable income.

New Accounting Pronouncements

In January 2010, FASB issued ASU 2010-06, *Improving Disclosures about Fair Value Measurements,* which was intended to improve disclosures related to fair value measurements. ASU 2010-06 requires separate information about significant transfers in and out of Level 1 and Level 2 and the reason for such transfers, and also requires information related to purchases, sales, issuances, and settlements of Level 3 financial assets to be included in the roll-forward of activity. The guidance also requires the Company to provide certain disaggregated information on the fair value of financial assets and requires the Company to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements of the Level 2 and Level 3 financial assets. The Company adopted the provisions of the standard on January 1, 2010, which did not have a material impact on the financial statements.

2. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2010 are as follows:

Software	$ 30,683
Office equipment	7,037
	37,720
Accumulated depreciation	(33,333)
Net property and equipment	$ 4,387

3. OPERATING LEASES

The Company leased its facilities from a related party under an operating lease during the first nine months of 2010, which the terms provided for monthly lease expense of $3,000. In October 2010, the Company entered into a new operating lease with a related party. The terms of the new lease agreement provide for payments on a month-to-month basis with a monthly rent expense of $2,520. In addition, the Company also pays for its parking as provided in the agreement. Rent expense is recognized on a straight line basis, in accordance with accounting principles generally accepted in the United States of America. Rent and related expenses for the year ended December 31, 2010, were $40,510.

4. RELATED PARTY TRANSACTIONS

During the year, the Company leased its operating premises from the majority member of its parent company, WRSequence Holdings, LLC. Total rental expense paid to related parties for facilities was $34,560 for the year ended December 31, 2010.

5. CONCENTRATION OF CREDIT RISK

Approximately 89% of the Company's gross trade accounts receivable are from two clients, one of which is fully reserved in the allowance for doubtful accounts. Additionally, approximately 64% of the Company's revenue is provided by three clients.

6. FINANCIAL INSTRUMENTS

The Company's financial instruments are cash and cash equivalents, accounts receivable, accounts payable and other accruals. The recorded values of cash and cash equivalents, accounts receivable, accounts payable and other accruals approximate their fair values based on their short-term nature.

	2010	
	Carrying Amount	Fair Value
Cash and cash equivalents	$ 88,626	$ 88,626
Accounts receivable, net	$ 123,590	$ 123,590
Accounts payable	$ 907	$ 907
Other accruals	$ 22,737	$ 22,737

7. CONTINGENCIES AND COMMITMENTS

The Company is not currently subject to legal proceedings as of the date of the audit report. However, it is at least reasonably possible the Company may be subject to legal proceedings covering a range of matters that arise in the ordinary course of business activities. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material effect on the financial condition or results of operations of the Company as presented.

8. SUBSEQUENT EVENTS

FASB ASC 855 defines two types of subsequent events. The first type consists of events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements (i.e., recognized event). The second type consists of events or transactions that provide evidence about conditions that did not exist as of the financial statement date (i.e., non-recognized event). Management evaluated all events and transactions that occurred after December 31, 2010 through February 16, 2011, the date these financial statements were available for issuance.

WRSEQUENCE, LLC
SCHEDULE I – COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2010

Aggregate Indebtedness:		
Accounts payable and accrued expenses	$	23,644
Total aggregate indebtedness:	$	23,644
Net Capital:		
Member's equity	$	192,959
Adjustments to net capital:		
Accounts receivable		(123,590)
Property and equipment, net		(4,387)
Net Capital, as defined		64,982
Minimum Net Capital Requirement		5,000
Net Capital in Excess of Requirement	$	59,982
Ratio of Aggregate Indebtedness to Net Capital		36%

See Report of Independent Registered Public Accounting Firm

WRSEQUENCE, LLC
SCHEDULE I – COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1 - CONTINUED
DECEMBER 31, 2010

	UNAUDITED	
	Per FOCUS Report	Difference from Audited Financial Statements
Aggregate Indebtedness:		
Accounts payable, accrued expenses, and due to related party	$ 23,644	$ -
Total aggregate indebtedness:	$ 23,644	$ -
Net Capital:		
Member's equity	$ 192,959	$ -
Adjustments to net capital:		
Accounts receivable	(123,590)	-
Property and equipment, net	(4,387)	-
Net Capital, as defined	64,982	-
Minimum Net Capital Requirement	5,000	-
Net Capital in Excess of Requirement	$ 59,982	$ -
Ratio of Aggregate Indebtedness to Net Capital	36%	

See report of independent registered public accounting firm.

GlaserDuncan
CERTIFIED PUBLIC ACCOUNTANTS

Erik M. Glaser, CPA

Chris M. Duncan, CPA

American Institute of CPAs | Public Company Accounting Oversight Board | SC Association of CPAs

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Member
WRSequence, LLC
Charleston, South Carolina

In planning and performing our audit of the financial statements of WRSequence, LLC (the Company), as of and for the year ended December 31, 2010 in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Also, the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) at and for the year ended December 31, 2010, in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1040 Anna Knapp Boulevard, Mount Pleasant, SC 29464 | P843.849.0655 | F843.849.0612 | www.glaserduncan.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of significant deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GlaserDuncan, CPAs

GlaserDuncan, CPAs
Mount Pleasant, South Carolina
February 16, 2011